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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        DOT COM ENTERTAINMENT GROUP, INC.
                        ---------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    25848Q10
                                 --------------
                                 (CUSIP Number)


                               Robert H. Stikeman,
                     Stikeman, Graham, Keeley & Spiegel LLP
                            220 Bay Street, 7th Floor
                               Toronto, ON M5J 2W4
                                 (416) 367-1930
                -------------------------------------------------
                  Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 3, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.   [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Sec.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


                                  SCHEDULE 13D

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CUSIP NO.   25848Q10                            Page   2   of  4  Pages
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     NAMES OF REPORTING PERSONS
 1   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CRYPTOLOGIC INC.
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     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
 2
                                                                         (b) [ ]
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     SEC USE ONLY
 3
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     SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
     N/A
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     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5   2(d) or 2(e)  [ ]
 -------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OR ORGANIZATION
 6
     ONTARIO, CANADA
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                                          SOLE VOTING POWER
         NUMBER OF                7       0
          SHARES                 -----------------------------------------------
       BENEFICIALLY                       SHARED VOTING POWER
         OWNED BY                 8       0
           EACH                  ---------------------------------------------
         REPORTING                        SOLE DISPOSITIVE POWER
           PERSON                 9       0
            WITH                 ---------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                 10       0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12     (SEE INSTRUCTIONS)  [ ]
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     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     0%
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     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
     CO
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


     The Schedule 13D filed with the Securities and Exchange Commission on March 13, 2001 by Cryptologic Inc. ("Cryptologic") with respect to securities of Dot Com Entertainment Group, Inc. (the "Issuer"), as amended by Schedule 13D/A filed by Reporting Person on March 29, 2001, is amended to furnish the additional information contained herein.

ITEM 2. IDENTITY AND BACKGROUND

        Since the filing of Amendment No. 1 to Schedule 13D on March 29, 2001, Mark Rivkin has ceased to be a director of CryptoLogic.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As of the close of business on April 3, 2002, CryptoLogic owned none of the Issuer's outstanding Shares.

    (c) The following table sets forth all transactions with respect to Shares effected since February 1, 2002 by CryptoLogic. All such transactions were effected in the open market and in Canadian dollars.

        NAME OF PERSON           DATE OF         NO. OF   PRICE PER   NATURE OF
        EFFECTING TRANSACTION   TRANSACTION      SHARES      SHARE   TRANSACTION
        ---------------------   -----------      ------   ---------  -----------
        Fahnestock Inc.        April 3, 2002   1,055,700   C$1.05    Public Sale

    (e) On April 3, 2002, the Cryptologic ceased to be the beneficial owner of more than five percent of the outstanding Shares of the Issuer.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2002

                                              CryptoLogic Inc.

                                              By: /s/ ROBERT H. STIKEMAN
                                                 -------------------------------
                                                 Robert H. Stikeman, Secretary